SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 10 July 2002

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X **Form 40-F** ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ **No** X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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Bank of Ireland Group

News Release

BANK OF IRELAND GROUP

ANNUAL GENERAL COURT 10 JULY 2002

OPENING REMARKS BY THE GOVERNOR, MR. LAURENCE CROWLEY

Fellow Stockholders,

You are most welcome to the 2002 Annual General Court here in the O'Reilly Hall. I hope that you will find this new location convenient and comfortable as well as being an efficient environment in which to conduct our business.

We have completed another very satisfactory year in terms of the performance of the business and returns to you, our stockholders. Our Stock has performed well in the context of the various market shocks of recent weeks and months and we are now trading on a price earnings ratio that is similar to our UK and European peer group. This is a significant change. For many years – and for no good or obvious economic reason – our stock was at a price earnings discount to comparable banks in other jurisdictions. We contend that the quality of earnings in the Bank of Ireland Group, the diversity of our earning streams and our exceptional asset quality justify the ratings similarity we have now achieved. We have focused considerable effort in communicating to the market the very strong fundamentals of our business, among which is a return on equity of more than 20% in each of the past nine years, an achievement that few banks have ever emulated or exceeded. Our message was underscored last week in the Financial Times European Performance League, which ranks Europe's top 520 companies according to their total shareholder return over one and five years. We were ranked 15th among the 520 companies surveyed over five years and, among the 58 banks included in the survey, Bank of Ireland came second over one year and fourth over five years.

Issued by Group Public Affairs, Bank of Ireland Group
Head Office, Lower Baggot Street, Dublin 2. Telephone 6615933. Fax 6615675

Central to our message to investors, as mentioned in my statement in the Report and Accounts, is that we are now a diversified financial services group rather than a bank, with a very significant proportion of our income generated outside Ireland. Mike Soden and his management team have a very clear strategy to further develop the proportion of our income generated outside Ireland, with particular emphasis on building on the significant presence we have established in the UK.

The business environment throughout 2001/2002 was testing – most especially towards the latter end of the financial year after the September 11 atrocity in the United States. The achievement of an 11% increase in alternative earnings per share in such an environment was very pleasing and is a great tribute to management and staff throughout the Group.

During the month of May, the Group announced the acquisition by Bank of Ireland Asset Management of Iridian Asset Management – an investment management business with $11 billion under management, headquartered in Connecticut. Up to now, our asset management arm has offered its US institutional clients an investment management service in non US equities. Iridian is an excellent fit with that business – allowing it to expand its offering into the largest and most profitable of all equity markets – US equities. We are confident that this acquisition, when completed, will benefit our stockholders and allow the Group to grow further its very successful investment management business.

The Irish economy is emitting some mixed signals. It is clear that growth levels this year and next will be considerably below the levels achieved in recent years and the Group has adapted its strategies accordingly.

Costs are a critical focus of attention and it has been a matter of concern that cost growth has exceeded income growth in recent reporting periods. The Group is committed to reversing this trend and has set specific targets to achieve income growth ahead of cost growth by the end of the current financial year.

The business world has been rocked and the confidence of the share owning public has been undermined by a series of unprecedented accounting scandals in big business, especially in the United States. I want to assure Stockholders that the Group adheres to the highest standards of governance and is uncompromising in its approach to errors or wrong-doing of any kind. We are satisfied that internal audit functions and external auditors operate with the necessary rigour and independence and that there is a strong compliance culture within the Group. An external review by Deloitte Consulting of the control environment in our Treasury and stockbroking operations gave further comfort that the Group's dealing activities are well controlled.

On your behalf, I want to welcome Mike Soden, Group Chief Executive, to his first Annual General Court. As you may know, Mike has initiated a debate around the future of the Irish banking industry and the Directors believe that such a debate is both timely and essential. We share Mike's view that the continuation of an Irish banking institution, managed from Ireland, is very much in the national interest. The Court fully endorses the strategy of Bank of Ireland which sees the Group developing further as a geographically diversified, strongly capitalised, profitable financial services group, managed from Ireland, which will continue to deliver superior returns to its stockholders.

Court Appointment

I am happy to announce that, at a meeting of the Directors held earlier today, it was decided to co-opt to the Court Group Chief Financial Officer, John O'Donovan. This appointment will take effect tomorrow, July 11. John is a skilled and experienced executive who was previously Group Finance Director and, for a period, Acting Chief Executive of Aer Lingus. He also worked for many years in senior roles in the food industry. He joined the Group to replace Paul D'Alton, who, as mentioned in my statement in the Report and Accounts, resigned last year to pursue a range of outside interests.

I want to digress for a moment from matters directly connected to the business of the Group and I hope you will forgive me if I use this opportunity to make brief mention of the forthcoming referendum on the Nice Treaty.

Our wholehearted involvement in the European Union has been absolutely central to the success of the Irish economy and the economic well-being that the Irish people have enjoyed in recent years. It is inconceivable that we would deliberately diminish our standing in the Community by effectively blocking the accession to membership of applicant countries that aspire to similar progress for their own people. These countries have looked to Ireland, a small and once very poor country, as a model of what they can achieve. They will be justifiably unforgiving if Ireland, alone among the member countries, is perceived as preventing or delaying that achievement. I have no doubt that a further rejection of the Nice Treaty will do irreparable damage to Ireland's interests, to the interests of the Group and to your interests as its owners. Consequently, I have no hesitation in recommending to you, our stockholders, and to the employees of the Group in the Republic of Ireland, that you support the adoption of the Nice Treaty in the forthcoming referendum.

By the time we meet next year, Ireland will have completed its hosting of the Special Olympics World Games 2003 and one of the Group's largest, most important and relevant sponsorships will have come to an end. Our involvement as the premier sponsor of the World Games has already delivered many benefits. The Host Town Programme has caught the imagination and sparked the enthusiasm of communities throughout the island and Group staff are intimately involved in the preparations to host the 170 national teams attending the Games.

A brief word on current trading. The year has started well and we are trading satisfactorily. However, there are a number of environmental factors affecting business in general. The sharp falls in international equities have had an adverse impact on profits in life and pensions and asset management businesses world-wide. In addition, the shocks linked to apparent corporate governance failures have hit some financial services groups. The impact of these events on the Group has been modest as we have limited exposure to these entities.

Finally, I wish to thank all staff throughout the Group for their continuing loyalty and dedication to the advancement of the business. The success that the Group has achieved is a great tribute, not only to serving staff but also to generations of their predecessors who, in good times and bad, devoted their energies to its welfare.

And now to the business of the meeting......................

10 July 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

P **T.H. Forsyth**
Group Secretary

Date: 10 July 2002

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